Mail Stop 3628

June 5, 2009

Arun Chandra
Chief Executive Officer
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, CA 94043

Re: SumTotal Systems, Inc.
Revised Preliminary Proxy Statement
Filed May 29, 2009
File No. 000-50640

Dear Mr. Chandra:

We have reviewed the above-referenced filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that a Schedule 13E-3 has not been filed in connection with the proposed merger between SumTotal Systems and an entity controlled by Vista Equity Partners Fund III, L.P. and/or its affiliates. We also note from the Schedule 13D/A filed on May 27, 2009 that Vista Equity Partners and its affiliates own approximately 12.9% of your common stock. Please provide us with your analysis as to why the proposed merger does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3).

As appropriate, please amend your filing and respond to our comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief